Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Progress Energy, Inc.

Commission File No.: 001-15929

Duke Energy CEO Calls for Purpose-Driven Capitalism  March 2, 2011

DURHAM, N.C. -- Below are excerpts from a speech given today by Duke Energy CEO Jim Rogers at the annual meeting of the North Carolina Chamber of Commerce in Durham.

Our greatest competition isn’t inside North Carolina.  Our biggest competitors aren’t the companies and states in the South, or the East or West Coasts.  Our competition is global, and that’s true whether you’re selling pork, or loan portfolios, or even kilowatt hours.

The change begins with us – North Carolina and American businesses.  The only way to get our mojo back as a country is through innovation, drive, and creativity, and that’s what purpose-driven capitalism can do.

New Nuclear must be part of our energy future

As we wait for Washington to break its gridlock and deflate its deficit bubble, we need to continue to modernize our power infrastructure and build more efficient sources of generation.  We need to innovate and push ahead, and one of the keys to moving forward is new nuclear power.

New nuclear generation is an important part of our decarbonization strategy because it’s the only source of carbon-free, base-load power.  Nuclear is expensive in the short term, but actually low-cost in the long term.  We know this well in the Carolinas because nuclear provides half of our generation.  It’s a large part of the reason why our electricity rates are so much lower than the national average.  Today we benefit from decisions made decades ago to invest in nuclear power.  We need to continue that tradition and be willing to invest more now so future generations can  pay less in the future.

Across the U.S. from the Carolinas to the Midwest and the West coast, utilities are modernizing their aging fleets for the next forty-fifty years.  By 2050 Duke Energy will need to replace our entire fleet, with the exception of our hydro facilities.  In the next two years alone we will spend $8-to-$9 billion on new capital construction.  You can count the number of companies in the U.S. that will invest as much capital to build plants that employ Americans in America on one hand.

That’s part of the good news.  In 2010, Duke Energy spent more than $2 billion constructing new plants and solar farms in the Carolinas.  These investments created more than 2,500 jobs directly, and of course supported many others indirectly through our suppliers such as Shaw, General Electric, and hundreds of small North Carolina businesses.

Keeping the nation’s largest utility in North Carolina

Our merger with Progress Energy will help make the construction of new nuclear generation possible because our combined company will have a stronger balance sheet with more diverse earnings.  This is important in order to access the large amounts of capital needed to build new nuclear plants.

Bigger is not always better.  But what our merger does is combine the talents of two great North Carolina companies so we can lead the nation into a lower-carbon, more efficient energy future.

The merger also makes financial sense.  By combining our operations we will be able to save our customers $600-800 million in fuel costs in the Carolinas over the next five years.

I’ve led three mergers during my twenty-two-year career as a CEO, and I know there is a lot of concern in the community, and in our companies.  Our company will remain a key contributor to our communities across our state, especially Raleigh and the Triangle, where Progress Energy is an exceptional corporate citizen.

Purpose-driven capitalism

We hear about the real estate bubble, excessive leverage, and flawed regulation in the financial services as causes of the economic crises.  It’s true.  All of these factors contributed to the crisis.  But at a deeper level what happened is that business lost its sense of purpose in the U.S.

We need to refocus on purpose now, on values, on significance.  Wealth for wealth’s sake is meaningless.  Just as getting big simply to get large is misguided, and sometimes tragic.  This reorientation is purpose-driven capitalism.

Purpose-driven capitalism is really an old-idea in a new suit.  It’s the recognition that business has a role to play in society beyond simply driving shareholder returns.  Business serves a wide array of stakeholders, from customers and employees, to business partners, the government, and our communities.  And I believe the true value of a business can only be measured in relation to its impact on its wide array of stakeholders, not just earnings per share.

This isn’t to say that the bottom line doesn’t matter.  As all of us in this room know, it does and always will.  But it’s only one limited measure of success.

Purpose-driven capitalism.  Many of you live it.  I certainly have tried to throughout my career.  I actually think we have a better sense of what this means in North Carolina than elsewhere in the U.S.  And soon we will have an opportunity for some more of the world to see our values.  In 2012 we’ll be hosting our first national political convention in North Carolina.  It will be a rare opportunity to showcase our state’s resilience on a national and international stage.

The change begins with us, here, now.  It’s not just energy, or healthcare, or new-generation textiles, or financial services.  It’s all of us who are making a living in the private sector and creating opportunities for others.  It’s purpose-driven capitalism, home grown, here in the great state of North Carolina.

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Duke Energy, one of the largest electric power companies in the United States, supplies and delivers energy to approximately 4 million U.S. customers. The company has approximately 37,000 megawatts of electric generating capacity in the Midwest and the Carolinas, and natural gas distribution services in Ohio and Kentucky. In addition, Duke Energy has more than 4,000 megawatts of electric generation in Latin America, and is a joint-venture partner in a U.S. real estate company.

Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK. More information about the company is available on the Internet at: www.duke-energy.com.

Contact:	Tom Williams
Phone:	980/373-4743
24-Hour Phone:	704/382-8333
e-mail:	Thomas.williams2@duke-energy.com

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Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the "Risk Factors" section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.  These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy's executive officers and directors and Progress Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.